                                                 -------------------------------
                                                 OMB APPROVAL
                                                 ===============================
                                                 OMB Number:           3235-0145
                                                 Expires:        August 31, 1991
                                                 Estimated average burden
                                                 hours per response  . . . 14.90
                                                 -------------------------------



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      Integrated Electrical Services, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  45811E 10 3
                         -----------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

---------------------------------                  ----------------------------
 CUSIP No.        45811E 10 3                                              -1-
---------------------------------                  ----------------------------

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        C. Byron Snyder
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)    [ ]
                                                                          -----
                                                                    (b)    [ ]
-------------------------------------------------------------------------------
 3      SEC USE ONLY


-------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                               5      SOLE VOTING POWER

                                      2,655,709(1)   11.4%
                               ------------------------------------------------
          NUMBER OF            6      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                 -0-
           OWNED BY            ------------------------------------------------
             EACH              7      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                    2,655,709(1)   11.4%
             WITH              ------------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                      -0-
-------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        2,655,709(1) shares   11.4%
-------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
                                                                           [X]
-------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.4%
-------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Such shares consist of Restricted Voting Common Stock, par value $0.01 per share, of the Issuer. Each share of Restricted Common Stock will automatically convert to Common Stock on a share-for-share basis in the event of a disposition of such share of Restricted Common Stock by the holder thereof (other than a distribution by a holder to its partners or beneficial owners, or a transfer to a related party of such holders (as defined in Sections 267, 707, 318 and/or 4946 of the Internal Revenue Code of 1986, as amended)). Includes 1,118,193 shares of Restricted Voting Common Stock held by trusts for the benefit of Mr. Snyder's children, the Gregg Layton Snyder Trust and the Worth Byron Snyder Trust, James A. Cummins, Trustee, as to which Mr. Cummins has sole voting and dispositive power and as to which Mr. Snyder disclaims beneficial ownership.

ITEM 1.

         (a) Name of Issuer:

                 Integrated Electrical Services, Inc.

         (b) Address:

                 2301 Preston
                 Houston, Texas   77003

ITEM 2.

         This Statement on Schedule 13G relates to the beneficial ownership of shares of common stock, par value $0.01 per share, of Integrated Electrical Services, Inc., a Delaware corporation, which has its principal executive offices at 2301 Preston, Houston, Texas 77003.


ITEM 2.     (a), (b), (c) NAMES OF PERSONS FILING; ADDRESS; CITIZENSHIP

         Parties.

         1. C. Byron Snyder. C. Byron Snyder's business address is in care of Integrated Electrical Services, Inc., 2301 Preston, Houston, Texas 77003. Mr. Snyder is a citizen of the United States of America.


ITEM 2.  (d) TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $0.01 per share

ITEM 2.  (e) CUSIP NUMBER:

             45811E 10 3

ITEM 3.

         Not Applicable.

ITEM 4.   OWNERSHIP

         For information with respect to each of the Reporting Persons, please see the information set forth below:

         (a) AMOUNT BENEFICIALLY OWNED:

                 See cover pages Item 9.

         (b) PERCENT OF CLASS:

                 See cover pages Item 11.

         (c) NUMBER OF SHARES AS TO WHICH EACH OF THE MEMBERS OF THE GROUP HAS:

             (i)    Sole power to vote or to direct the vote:

                       See cover pages Item 5.

             (ii)   Shared power to vote or to direct the vote:

                       See cover pages Item 6.

             (iii)  Sole power to dispose or to direct the disposition of:

                       See cover pages Item 7.

             (iv)   Shared power to dispose or to direct the disposition of:

                       See cover pages Item 8.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATION:

          Not Applicable

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 1998

                                                /s/ C. BYRON SNYDER
                                               -----------------------------
                                                    C. BYRON SNYDER